July 20, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 249 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to change the name of the Good Harbor Tactical Core US II Fund (the “Fund”) to the Good Harbor Tactical Select Fund, update the Fund’s strategy and make other minor updating revisions.

If you have any questions, please contact Chris Moore at (614) 469-3266 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Chris Moore

994600.36